David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

June 7, 2011

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  H. Christopher Owings
                         Assistant Director

Re: Gold Swap Inc.
Registration Statement on Form S-1
Filed on March 30, 2011, as amended May 11, 2011

Dear Mr. Owings:

On behalf of Gold Swap Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated May 27, 2011 (the “Comment Letter”), with reference to the Amendment filed with the Commission on May 11, 2011.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1. We note your response to comment one in our letter dated April 27, 2011 as to why you are not a blank check company. Please include this analysis in your filing and include a specific business plan for the next twelve months. In disclosing your business plan, also provide a description of your day-to-day operations.

Response:  As previously disclosed, since its inception the Company had a specific objective - to facilitate the broad-scale recycling of jewelry and other items containing precious metals. In order to effectuate this business, management is taking the concrete steps specified in the Amendment and outlined below. There is no day-to-day operations other than insuring that the timelines set forth below are achieved.

Months 1-3: finalize selection of third party collection agents and refiners and execute and deliver definitive agreements with such parties
Completion of a bag and envelope system for the customer to request a kit that could be tracked by the customer during the refining process
Complete back-end processing of the Company's website
Months 3-6: upon completion of the above tasks, the Company intends to commence a marketing campaign

These processes take time, and given the fact that the Company's officers and directors do not devote more than 30 hours a week to our operations there is no guarantee when the processes will be completed. There are also no current day-to-day operations; even when the milestones are achieved, management will not be expected to work full-time for the Company.

The Amendment has been revised accordingly.

2. We note your response to comment two in our letter dated April 27, 2011, however, it does not appear that you have revised your websites or disclosure accordingly. Please reconcile the information on your websites and in your registration statement so that material information about your company is consistent. Also revise your disclosure throughout the filing to clarify whether you have commenced operations and to state whether you are doing business under additional names.

Response: The Amendment and the websites have been revised to provide that the sites are owned by the Company. Neither website is currently functioning, and the Amendment has been revised accordingly.

Prospectus Summary, page 1

The Offering, page 1

3. Please revise tabular net loss and net cash used by operating activities under Going Concern Considerations to reflect financial information through March 31, 2011.

Response: The Amendment provides net loss and net cash used by operating activities under Going Concern Considerations through March 31, 2011 as requested by the Commission.

Description of Securities, page 16

4. We note your response to comment eight in our letter dated April 27, 2011, that you do not have any charter or bylaw provisions specifying requisite voting rights. We also note Article 6.10 of your bylaws, filed as exhibit 3.3 to this registration statement which states “[a]ny other action shall be authorized by a majority of the votes cast in favor of or against such action . . . .” Please revise or advise.

Response: There are no charter or bylaw provisions specifying voting rights - as provided in the Registration Statement, the holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.   The provision of the bylaws provided for in the Comment Letter does not indicate or infer that shareholders have any specific voting rights as said provision is in compliance with the provisions of the New York Business Corporations Law. Had any provision of the charter or bylaws granted shareholders of the Company specific voting rights or expanded on the rights provided for under New York law, such rights would have been described.

Liquidity and Capital Resources, page 21

5. We note your response to comment 10 in our letter dated April 27, 2011. As previously requested, provide an approximate timeline as to when you expect to incur the costs listed at the bottom of page 20, and state what you plan to do if you raise some, but not all of the $150,000. Also state whether there is a maximum amount of funds that your officers and directors have agreed to lend. In this regard, we note your statement on page F-9 that your ability to continue as a going concern includes “partial reliance” on related party financing.

Response: The Company has revised the disclosure in accordance with the comments of the Commission - the approximate timeline as to when the expenses will be incurred as well as what the Company plans to do if not all the funds are raised is provided for in the Amendment. The Amendment also provides that there is no maximum amount of funds the officers and directors have agreed to lend.

Certain Relationships and Related Transactions, page 25

6. We note your response to comment 13 in our letter dated April 27, 2011, but it does not appear that you revised your disclosure accordingly. Please identify each of your promoters and state the nature and amount of anything of value received or to be received from the company.

Response: The Company has revised the Amendment in accordance with the Comment Letter to provide that none of the promoters has received anything of value or is to receive anything of value other than as set forth in the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin

David Lubin

cc: Mr. Melvin Schlossberg